Exhibit 99.1

Ballard Power Systems Inc.
News Release

Ballard to Power Three Fuel Cell Buses in Beijing

Zero-Emission Bus Project an Important Step in Reducing Urban Air Pollution in China

For Immediate Release – July 22, 2004

Vancouver, Canada - Ballard Power Systems (TSX: BLD; NASDAQ: BLDP) announced today that it will provide three heavy-duty fuel cell engines to DaimlerChrysler for integration into Mercedes-Benz Citaro buses for a project funded by China’s Ministry of Science & Technology, the Global Environment Facility and the United Nations Development Program. The three buses will operate in Beijing as part of a two-year demonstration program, beginning in late 2005 and continuing through 2007.

“We are proud to extend our reach into China as we assist them in demonstrating the viability of fuel cell power for transit applications,” said Dennis Campbell, Ballard’s President and Chief Executive Officer. “Recognizing that the increasing demand for automobiles in China cannot be satisfied using internal combustion engines, without a significant adverse impact on urban air quality, the Chinese government is focused on sustainable, clean transportation. Fuel cells – and fuel cells alone - address the challenges of energy security, diminishing oil reserves, urban air quality and energy efficiency.”

Leading the project will be the Chinese Ministry of Science & Technology, with support from both the Global Environment Facility and the United Nations Development Program. Fuel cells and hydrogen are critical to achieving a sustainable transportation strategy in China and this program will support China’s energy strategy to promote the use of hydrogen as a clean, efficient, safe and sustainable energy resource. The purpose of the project is to support the development of fuel cell technology and to demonstrate the viability of fuel cell power for day-to-day operation of transit buses under specific climatic and topographical conditions.

The three buses to be demonstrated in Beijing will complement the 33 Mercedes-Benz Citaro buses equipped with 205 kW heavy-duty Ballard® fuel cell engines on the roads of 11 cities worldwide: Perth, Amsterdam, Barcelona, Hamburg, London, Luxembourg, Madrid, Porto, Reykjavik, Stockholm and Stuttgart. Ballard has also delivered three heavy-duty fuel cell engines to Gillig Corporation for the Santa Clara Valley Transportation Authority, bringing the number of buses to be demonstrated and driven on regular routes in daily service to 39.

Since 1993, Ballard has produced and tested five generations of heavy-duty fuel cell bus engines. Successful field demonstrations of Ballard® fuel cell-powered buses in Chicago, Vancouver and Palm Springs have played an integral role in advancing Ballard’s fuel cell engine technology.

This release contains forward-looking statements that are based on the beliefs of Ballard’s management and reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. When used in this release, the words “estimate”, “project”, “believe”, “anticipate”, “intend”, “expect”, “plan”, “predict”, “may”, “should”, “will”, the negative of these words or such other variations thereon or comparable terminology are intended to identify forward-looking statements. Such statements reflect the current views of Ballard with respect to future events based on currently available information and are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in those forward-looking statements.

Ballard Power Systems is recognized as the world leader in developing, manufacturing and marketing zero-emission proton exchange membrane fuel cells. Ballard is commercializing fuel cell products for transportation applications and fuel cell systems for portable and stationary products. Ballard is also commercializing electric drives for fuel cell and other electric vehicles and power conversion products, and is a Tier 1 automotive supplier of friction materials for power train components. Ballard’s proprietary technology is enabling automobile, bus, electrical equipment, portable power and stationary product manufacturers to develop environmentally clean products for sale. Ballard is partnering with strong, world-leading companies, including DaimlerChrysler, Ford and EBARA, to commercialize Ballard® fuel cells. Ballard has supplied fuel cells to Honda, MGE UPS SYSTEMS, Mitsubishi, Nissan and Volkswagen, among others.

Ballard, the Ballard logo, Nexa and Power to Change the World are registered trademarks of Ballard Power Systems Inc.

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